Contact

www.linkedin.com/in/ralph-burleson-432688 (LinkedIn)

Top Skills

Enterprise Architecture
IT Strategy
Cloud Computing

Ralph Burleson

Founder and Executive Officer @ Go LoCo, PBC & Dine.Direct
Reno

Summary

My passion for technology and it's application to social and business problems has led me on an exciting journey through large corporations like Microsoft and Accenture to startups in GeoCapital (Finance), Avanade (Technology Consulting) and Posigent (Artificial Intelligence).

Right now I'm involved in an awesome new venture that gives restaurants power and control of their delivery and takeout business channels. The company is called Dine.Direct. If you want to support the local restaurants you love, take a moment and discover how our Dine.Direct community can help them.

Experience

Go LoCo
President
January 2022 - Present (4 months)
Remote

Dine.Direct
Chief Executive Officer
August 2020 - Present (1 year 9 months)
Nevada, United States

Acme Document Imaging
Managing Director Acme Document Imaging
April 2016 - Present (6 years 1 month)
Reno, Nevada, United States

Posigent
Chief Executive Officer
June 2018 - August 2020 (2 years 3 months)
Reno, Nevada, United States

GeoCapital Microfinance Organization
Founder and Chairman of the Supervisory Board
March 2011 - August 2019 (8 years 6 months)
Tbilisi, Georgia

Avanade
Senior Director
June 2000 - August 2010 (10 years 3 months)

Market Development & Project Management

Microsoft
Group Manager
1996 - 2000 (4 years)

Software Development, Windows & MSN

Education

Arizona State University
Psychology · (1988 - 1993)